
Mail Stop 3720

January 6, 2017

Wayne T. Smith
Chief Executive Officer
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, TN 37067

      Re: **Community Health Systems, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2015
            Filed February 17, 2016
            File No. 001-15925

Dear Mr. Smith:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Terry French for

                Carlos Pacho
                Senior Assistant Chief Accountant
                AD Office 11 - Telecommunications